Exhibit 99.1

ASM Ships 100th Pulsar® ALD Tool

Pulsar is Industry Leading Process Module for Depositing High-K Gate Dielectrics

BILTHOVEN, THE NETHERLANDS, July 15, 2008 — ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM), announced that it has delivered its 100th Pulsar® atomic layer deposition (ALD) process module. This milestone positions Pulsar as the industry-leading ALD platform, installed in over 30 fabs worldwide for high volume manufacturing, pilot production and process development. Further highlighting its leadership within this market, Semiconductor International recently named the Pulsar 3000 a 2008 ‘Editor’s Choice Best Product.’

“Pulsar was first to market with its breakthrough technology, and is running in volume production for high-k gates and for several other applications,” explained Peo Hansson, general manager of ASM America, Inc. “ASM’s ability to deliver a variety of process applications and simplify integration has driven Pulsar’s adoption and established ASM as the clear leader in ALD technology.”

Films available for Pulsar include hafnium- and zirconium-based oxide films for high-k gates, lanthanum oxide and aluminum oxide for dielectric caps needed to tune metal gate work function and high deposition rate aluminum oxide for flash inter-poly dielectrics. In addition to high-k films for logic and flash gate stacks, the flexibility of the Pulsar is further evidenced by its ALD processes for magnetic read/write (R/W) heads, ferroelectric RAM (FeRAM), microelectromechanical systems (MEMS) devices and organic light-emitting diode (OLED) devices.

Pulsar’s technology is further strengthened by the company’s MicroChemistry group, which invented ALD. ASM is becoming increasingly focused on the exploration and delivery of new materials that can be deposited using Pulsar’s ALD technology. The company’s ability to fine tune materials for specific applications allows its customers to shrink transistors with simple scaling, while the development of new high-k materials will enable the extension of ALD for many process nodes.

About ASM

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

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Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

ASM International:
Mary Jo Dieckhaus Investor Relations +1 212-986-2900 MaryJo.Dieckhaus@asm.com	Bob Hollands Director Product Marketing +1 602-470-5745 Bob.Hollands@asm.com